Exhibit 99.11

Donald B. Tschabrun

Tetra Tech, Inc.

350 Indiana Street, Suite 500

Golden, Colorado 80401

USA

Telephone: 303-217-5700

Email: don.tschabrun@tetratech.com

CERTIFICATE OF AUTHOR

I, Donald B. Tschabrun, do hereby certify that:

1.	I am a Principal Mining Engineer of:

Tetra Tech, Inc.

350 Indiana Street, Suite 500

Golden, Colorado 80401

USA

2.	This certificate relates to the “Los Azules Copper Project, San Juan Province, Argentina, NI 43-101 Technical Report” dated March 26, 2008.

3.	I graduated from the Colorado School of Mines with a Bachelor of Science in Geological Engineering in 1976. In addition, I have obtained a Master of Science degree in Mineral Economics from the Colorado School of Mines in 1981.

4.	I am a Member of the Australasian Institute of Mining and Metallurgy (number 225119). In addition, I am a member of the Society of Mining, Metallurgy, and Exploration (SME).

5.	I have practiced my profession as a mining professional continuously since graduation for a total of 32 years.

6.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.	I am responsible for and prepared, or contributed to, all sections of the report titled “Los Azules Copper Project, San Juan Province, Argentina, NI 43-101 Technical Report” dated March 26, 2008 (“the Technical Report”) relating to the Los Azules Copper property. The date of my most recent visit to the subject property was on February 11, 2007 during which time I spent three days on the property.

Tetra Tech

350 Indiana Street, Suite 500, Golden, CO 80401

Tel 303.217.5700 Fax 303.217.5705 www.tetratech.com

8.	My involvement with the Los Azules property is to serve in a consulting capacity to Minera Andes, Inc. This involvement has been from February 2007 through the present. I have had no prior involvement with the property that is part of the Technical Report.

9.	To the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

10.	I am independent of the issuer applying all of the tests of Section 1.5 of National Instrument 43-101.

11.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and that form.

12.	I consent to the filing of the Technical Report with stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 26th Day of March 2008.

Donald B. Tschabrun, MAusIMM 225119

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